CONTENTS

MD&A
Our Business	2
Strategy and Financial Objectives	4
Operating Results	5
Financial Condition	9
Liquidity and Capital Resources	10
Critical Accounting Estimates	13
Changes in Accounting Policies	14
Reconciliation and Definition of Non-GAAP Measures	15
Risks and Uncertainties	16
Forward-Looking Statements	17
Interim Consolidated Financial Statements	19
Notes to Interim Consolidated Financial Statements	22

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's discussion and analysis (MD&A) comments on Gildan's operations, performance and financial condition as at and for the three months and six months ended April 1, 2007 compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months and six months ended April 1, 2007 and the related notes, and with our MD&A for the year ended October 1, 2006 (2006 Annual MD&A), which is part of the fiscal 2006 Annual Report. This MD&A is dated May 2, 2007. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this interim MD&A and in the interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled "Non-GAAP Financial Measures" on page 5 of this MD&A. The unaudited consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2006 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission website (including the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-Looking Statements" cautionary notice on page 17.

In this MD&A, "Gildan", the "Company", or the words "we", "us", "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

Our Business

Gildan is a vertically-integrated marketer and manufacturer of activewear, underwear and socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. In 2005, as part of our growth strategy, we began to implement a major new initiative to sell our products into the mass-market retail channel in North America. In conjunction with these plans, in fiscal 2006, we expanded our product-line to include underwear and athletic socks.

Effective July 6, 2006, Gildan completed the acquisition of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby), a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. Gildan is using Kentucky Derby's experience and distribution with mass-market retailers to enhance its platform to develop Gildan as a consumer brand in basic athletic socks, underwear and activewear, while continuing to focus on serving the needs of our customers in the wholesale distribution channel and continuing to support Kentucky Derby's private label programs and brand licenses.

Our Products

We specialize in large-scale marketing and manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high- volume, automatic replenishment programs. Our product offering focuses on core basic activewear styles sold in various fabrics, weights and colours. In fiscal 2006, we also introduced a variety of styles of men's and boys' underwear and athletic socks into our product-line. Typically, our product offering is characterized by low fashion risk, since products are basic and produced in a limited range of sizes, colours and styles. Our products for the wholesale screenprint channel are produced and sold without logos and designs.

We sell activewear, namely T-shirts, sport shirts and fleece, in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos.

GILDAN QUARTERLY REPORT – Q2 2007 p.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity.

In the retail channel, we sell a variety of styles of men's and boys' athletic socks and underwear complemented by our activewear product-line.

Our Manufacturing and Distribution Facilities

To support our sales in the various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin. Our largest manufacturing hub in Central America includes our first offshore integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, which became operational in 2002. In addition, during 2006, we completed the construction of a state-of-the-art integrated sock manufacturing facility and began the construction of a technologically advanced integrated facility for the production of fleece. We commenced production at our sock facility in the first quarter of fiscal 2007 and expect to ramp up this facility to full capacity during the balance of fiscal 2007 and the first half of fiscal 2008. Production at our fleece facility will commence in the beginning of the third quarter of fiscal 2007 and we expect to ramp up this facility to full capacity by mid fiscal 2008.

We also have established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility in Bella Vista, Dominican Republic, which began production in fiscal 2005 and is currently running at a comparable scale of production to our mature textile facility in Honduras. We will continue to maximize production levels and cost efficiencies at the Dominican Republic facility during fiscal 2007.

We also operate sock manufacturing facilities in North America and use third party contractors to source our non-core specialty sock products.

Our sewing facilities are located in Central America and the Caribbean Basin. We also utilize third-party sewing contractors in the Caribbean Basin to complement our vertically-integrated production.

On March 27, 2007, we announced plans to close our two remaining textile facilities in Montreal, Canada, as well as our cutting facility in Bombay, N.Y., in the fourth quarter of fiscal 2007. In addition, we closed our two sewing facilities in Mexico, which had been supplied with fabric from Gildan's Canadian textile operations. Subsequent to the above closures, all of our vertically-integrated manufacturing for T-shirts, fleece, sport shirts and underwear will be consolidated into our manufacturing hubs in Central America and the Caribbean Basin, where we are investing in major capacity expansion projects, as described above.

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

We distribute our products in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and use third-party warehouses in Canada, Mexico, Europe and Australia to service our customers in these markets. By the end of the second quarter of fiscal 2007, we substantially completed the relocation and consolidation of Kentucky Derby's multiple distribution centres into our new retail distribution centre in Martinsville, Virginia. Our existing distribution centre in Eden, North Carolina will remain fully dedicated to providing the capacity required for Gildan's anticipated further growth in the wholesale distribution channel.

Our corporate head office is located in Montreal, Canada and we employ over 15,000 full-time employees worldwide.

GILDAN QUARTERLY REPORT – Q2 2007 p.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Overview

Our target market for activewear, underwear and socks is characterized by low fashion risk compared to many other apparel markets, since products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by manufacturers.

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels, such as Fruit of the Loom, Inc., Hanesbrands Inc., the Jerzees division of Russell Corporation, which was acquired by Berkshire Hathaway Inc., which owns Fruit of the Loom, Inc., Delta Apparel, Inc., and Anvil Knitwear, Inc. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers.

While the majority of our sales is currently derived from the sale of activewear through the wholesale distribution channel, in 2006 we continued to expand our entry into the retail channel, concentrating on regional retailers that we can service well with the production capacity that we have available. As we ramp up our major capacity expansion projects in the Caribbean Basin and Central America, we expect to increasingly be in a position to service major mass-market retailers. We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, the same factors that contribute to our success in the wholesale channel, will allow us to be successful in penetrating the retail channel.

We believe that growth for our activewear products has been driven by several market trends such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);
  continued evolution of the entertainment/sports licensing and merchandising businesses;
  the growing use of activewear for uniform applications;
  the growing use of activewear for corporate promotions;
  continued increase in use of activewear products for travel and tourism;
  an increased emphasis on physical fitness; and
  a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction have provided consumers with superior products at lower prices.

Strategy and Financial Objectives

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to deliver superior value to our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will allow Gildan to be successful in building a consumer brand in the retail channel.

GILDAN QUARTERLY REPORT – Q2 2007 p.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

  investing in modern, automated equipment and facilities;

  increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

  focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We are implementing a five-year plan with the objective of approximately tripling our unit sales volumes by 2010 and continuing to achieve significant manufacturing efficiencies. Our growth strategy comprises the following four initiatives:

1.     Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories;

2.     Leverage our successful business model to enter the mass-market retail channel and develop Gildan as a consumer brand;

3.     Increase penetration in Europe and other international markets; and

4.     Support unit sales growth and maintain pricing competitiveness through continued significant investments in low-cost production capacity.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the "Risks and Uncertainties" section of our 2006 Annual MD&A. As well, the nature of the Company's growth strategy involves risks related to certain assumptions underlying unit sales growth, production capacity growth and cost reductions, among others. Notably, our planned growth in market share depends to a significant extent on the successful start-up and ramp-up of new offshore facilities. There can be no assurances that we will achieve our planned market share growth, retail market penetration or capacity increases.

Operating Results

Non-GAAP Financial Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, and total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company's financial condition and operating results.

We refer the reader to page 15 for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.

Summary of Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial data for the eight (8) most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

GILDAN QUARTERLY REPORT – Q2 2007 p.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

		2007				2006		2005
(in $ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	232.1	185.8	235.2	233.9	183.8	120.3	180.7	198.9
Net earnings	21.1	15.6	16.8	42.8	31.0	16.2	29.2	34.1
Net earnings per share
Basic EPS	0.35	0.26	0.28	0.71	0.52	0.27	0.49	0.57
Diluted EPS	0.35	0.26	0.28	0.71	0.51	0.27	0.48	0.57
Total assets	795.6	715.8	723.3	673.1	643.8	609.6	597.5	551.6
Total long-term financial liabilities[1]	88.4	44.2	47.1	46.4	64.8	65.4	64.1	58.1
Average number of shares
outstanding (in thousands)
Basic	60,160	60,139	60,105	60,077	60,054	59,970	59,924	59,816
Diluted	60,764	60,724	60,670	60,627	60,647	60,559	60,414	60,270
[1] Represents sum of long-term debt, future income taxes and non-controlling interest

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. As a result of the historical seasonal sales trends, we produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the need to support requirements for the back-to-school period and peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification.

Material restructuring and other charges impacted net earnings in the second quarter of fiscal 2007 and the fourth quarter of fiscal 2006.

Sales

Sales of $232.1 million for the three months ended April 1, 2007 grew 26.3% from $183.8 million in the second quarter of fiscal 2006. The increase in sales was due to $32.8 million of sock sales pursuant to the acquisition of Kentucky Derby and an 11.2% increase in unit sales volumes for activewear, partially offset by a reduction in unit selling prices for activewear of approximately 2% compared to the same period last year. For the six months ended April 1, 2007, sales were $418.0 million, up 37.4% compared to the same period last year. The growth in sales reflected $75.4 million of sock sales, an increase of 12.7% in unit sales volumes for activewear and a higher-valued activewear product-mix, partially offset by a decrease in unit selling prices for activewear. Excluding the sock product-line, sales were up 8.4% for the second quarter of fiscal 2007 and 12.6% on a year-to-date basis compared to the same periods of fiscal 2006.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for market shares and industry growth in the U.S. distributor channel for the quarter ended March 31, 2007:

	Three months ended March 31		Three months ended March 31
	2007 vs 2006		2007	2006
	Unit Growth		Market Share
	Gildan	Industry	Gildan	Gildan
All Products	14.4%	(0.4)%	47.4%	38.7%
T-shirts	12.8%	(0.8)%	48.2%	39.6%
Fleece	59.8%	11.5%	42.5%	30.5%
Sport shirts	10.9%	(4.7)%	35.7%	32.5%

GILDAN QUARTERLY REPORT – Q2 2007 p.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. The slight decline in overall U.S. industry unit shipments for T-shirts in the March quarter was attributed primarily to unseasonably cold weather conditions, which, however, had a positive impact on shipments for fleece. In addition, shipments into the U.S. wholesale distributor channel were negatively impacted by the consolidation of warehouses being undertaken by the largest wholesale distributor, in order to reduce its inventory levels. In the T-shirt category, we grew unit volumes by 12.8% for the three months ended March 31, 2007 compared to the same period last year, and increased our leading share in this category to 48.2%. In the fleece category, our volume growth of 59.8% significantly exceeded that of the industry, and our share increased to 42.5%, positioning Gildan as the market share leader for the first time. We increased our leading brand position in sport shirts by achieving a 35.7% market share, and our volume grew in this segment by 10.9%, compared with an overall decline of 4.7% for the industry.

Growth in Gildan's activewear sales in international markets in the second quarter was strong. In particular, unit shipments in Europe increased 34% compared with the second quarter of fiscal 2006.

In March, we began shipment of our first branded sock program to a national retailer. Initial sell-through of Gildan branded product to consumers has exceeded expectations.

Gross Profit

Gross profit for the second quarter of fiscal 2007 was $78.7 million, or 33.9% of sales, up from $61.4 million, or 33.4% of sales in the second quarter of fiscal 2006. The increase in gross margins was due to higher margins for activewear, largely offset by the impact of margins from the sale of socks, which do not yet reflect the anticipated cost synergies from the planned rationalization of the Company's sock manufacturing operations. We expect to achieve improvement in gross margins for our sock product-line as we progress with the ramp-up of our new state-of-the-art sock manufacturing facility in Honduras. Excluding the impact of sock sales, gross margins in the second quarter of fiscal 2007 were 37.2%. The increase in gross margins for activewear compared to last year was due to further manufacturing efficiencies, together with more favourable product-mix, partially offset by lower selling prices and higher cotton costs, and the non-recurrence of a $1.1 million reversal of a litigation reserve which positively impacted gross margins by 0.6% in the second quarter of fiscal 2006.

For the first six months of fiscal 2007, gross margins of 31.7% were down from 34.3% in the same period last year largely attributable to the impact of margins from the sale of socks. Excluding the impact of the sock sales, gross margins for activewear increased to 35.6%. This increase was due to manufacturing efficiency gains for the period and the impact of a higher-valued product mix, which more than offset a reduction in unit selling prices, higher cotton costs compared to the low point in cotton prices in the first half of fiscal 2006, and the non-recurrence of the reversal of the litigation reserve in fiscal 2006.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses in the second quarter were $28.5 million, or 12.3% of sales, compared to $20.7 million, or 11.3% of sales, in the second quarter of last year. For the six months ended April 1, 2007, SG&A expenses were $54.7 million, or 13.1% of sales, compared to $38.8 million, or 12.7% of sales for the same period last year. The increase in SG&A expenses was largely attributable to the impact of the acquisition of Kentucky Derby and the non-recurrence of a favourable adjustment to the reserve for doubtful accounts recorded in the second quarter of fiscal 2006. SG&A expenses for the quarter and on a year-to-date basis also reflected higher volume-related distribution costs and increased administration and information technology costs to support our continuing growth. SG&A expenses for the first six months of fiscal 2007 were also up as a result of a $1.1 million charge in the first quarter of fiscal 2007 for the replacement of the aircraft leased by the Company, partially offset by the non-recurrence of a $0.6 million severance charge incurred in the first quarter of fiscal 2006.

GILDAN QUARTERLY REPORT – Q2 2007 p.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring and Other Charges

The following table summarizes the components of restructuring and other charges:

(in $ millions)	Q2 2007	Q2 2006	YTD 2007	YTD 2006
Accelerated depreciation (a)	1.0	-	2.1	-
Gain on disposal of long-lived assets (b)	(1.8)	-	(1.8)	-
Asset impairment loss (c)	3.6	-	3.6	-
Severance (c)	11.9	-	12.0	-
Other (d)	1.7	-	1.8	-
Restructuring and other charges	16.4	-	17.7	-

(a)     In September 2006, we announced a restructuring of our Canadian manufacturing operations, involving the closure of our textile manufacturing facility in Valleyfield, Quebec and the downsizing of our Montreal, Quebec knitting facility, to take effect in December 2006. In the fourth quarter of fiscal 2006, we recorded severance charges of $2.1 million and other exit costs of $1.6 million relating to this restructuring. In addition, during the fourth quarter of fiscal 2006, we recorded an impairment loss of $15.1 million on all Canadian textile and related manufacturing assets, and reduced our estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $1.0 million in the second quarter of fiscal 2007 and $2.1 million for the first six months of fiscal 2007, has been classified as accelerated depreciation and included in restructuring and other charges. An additional $1.2 million of accelerated depreciation will be recorded in the second half of fiscal 2007.

(b)     During the fourth quarter of fiscal 2006, we announced the relocation and consolidation of our U.S. retail distribution centres, which was substantially completed by the end of the second quarter of fiscal 2007, and the closure of our Canadian distribution centre in Montreal, effective October 2006. We also announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia. During the second quarter of fiscal 2007, we sold some of the assets related to these facilities and recorded a gain of $1.8 million.

(c)     On March 27, 2007, we announced plans to close our two remaining textile facilities in Montreal, Canada, as well as our cutting facility in Bombay, N.Y., in the fourth quarter of fiscal 2007. In addition, we closed two sewing facilities in Mexico, which had been supplied with fabric from Gildan's Canadian textile operations. In the second quarter of fiscal 2007, we recorded severance costs of $11.9 million primarily relating to these plant closures. We expect to recognize additional severance of $4.0 million during the balance of fiscal 2007. Concurrent with the restructuring of the Canadian textile operations, we also announced plans to relocate our corporate office, which is currently located in the same building as our Montreal knitting facility, into leased premises in the Montreal area. In the second quarter of fiscal 2007, we recorded a $3.6 million asset impairment loss relating to our corporate head office facility.

(d)     Other costs of $1.7 million relate to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. We expect to incur additional exit costs relating to these closures of approximately $2.1 million, which will be accounted for as incurred during the balance of fiscal 2007.

Depreciation and Interest Expense

Depreciation and amortization expense of $9.5 million in the second quarter and $18.2 million for the first six months of fiscal 2007, reflected increases of $1.8 million and $3.1 million, respectively, compared to the same periods last year. The increase in depreciation and amortization expense was due to a higher capital asset base resulting from the Company's continuing investments in capacity expansion, combined with the impact of the Kentucky Derby acquisition.

GILDAN QUARTERLY REPORT – Q2 2007 p.8

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net interest expense for the second quarter and the first six months of 2007 amounted to $1.1 million and $2.0 million, respectively, up $0.4 million and $0.8 million compared to the same periods of fiscal 2006. The increase in net interest expense reflected lower investment income during the first six months of fiscal 2007, mainly due to the use of funds for the acquisition of Kentucky Derby and the acceleration of the Company's capital expenditure program.

Income Taxes

The effective income tax rate for the three months and six months ended April 1, 2007 was 8.5% and 7.7%, respectively. This compared to effective income tax rates of 3.5% and 3.8% for the respective periods of fiscal 2006. Excluding the impact of restructuring and other charges, the effective income tax rate was 5.0% for the second quarter and 5.3% for the first six months of fiscal 2007. This increase was mainly due to higher income from our Canadian operations, which is taxed at a higher effective income tax rate. We expect the effective tax rate for fiscal 2007 to be approximately 5.5% excluding the impact of restructuring and other charges.

Net Earnings

Net earnings for the second quarter were $21.1 million, or $0.35 per share on a diluted basis (EPS), down from net earnings of $31.0 million, or $0.51 per share on a diluted basis for the second quarter last year. For the first six months of fiscal 2007, net earnings amounted to $36.8 million, or $0.61 per share on a diluted basis compared to net earnings of $47.2 million, or $0.78 per share on a diluted basis for the same period in fiscal 2006. The decrease in net earnings for the second quarter and for the first six months of fiscal 2007 was entirely attributable to restructuring and other charges of $16.4 million, or $0.27 per share and $17.8 million, or $0.29 per share reflected in the respective periods.

Adjusted net earnings, which represent net earnings before restructuring and other charges amounted to $37.5 million, or $0.62 per share on a diluted basis for the second quarter, up respectively, 21.0% and 21.6%, compared to the second quarter of fiscal 2006. The growth in adjusted net earnings and adjusted diluted EPS for the quarter was due to higher gross margins for activewear and continuing growth in activewear unit sales volumes, partially offset by increased SG&A and depreciation expenses. For the first six months of fiscal 2007, adjusted net earnings increased to $54.5 million, or $0.90 per share on a diluted basis. The increase in adjusted net earnings and adjusted diluted EPS was due to manufacturing efficiencies, growth in activewear unit sales volumes and a higher-valued product-mix for activewear, partially offset by lower unit selling prices for activewear, higher cotton costs and increased SG&A and depreciation expenses. The impact of the Kentucky Derby acquisition on our results was dilutive by approximately $0.03 per share in the second quarter of fiscal 2007 and $0.02 per share on a year-to-date basis, due primarily to short-term inefficiencies in manufacturing and distribution costs which are expected to be eliminated by the fourth quarter, as we progress with the implementation of our integration plan.

Financial Condition

Accounts receivable decreased to $139.8 million in the second quarter of fiscal 2007 from $165.9 million at October 1, 2006 and grew by $36.4 million compared to the second quarter of the prior year. The decrease in accounts receivable from the end of fiscal 2006 was due to a reduction in days sales outstanding on trade accounts receivable. The increase in accounts receivable compared to the second quarter of fiscal 2006 was mainly due to the 8.4% increase in activewear sales in the second quarter over the prior year and the inclusion of $22.3 million accounts receivable for Kentucky Derby. In addition, accounts receivable as at April 1, 2007, included an amount of $3.3 million for proceeds receivable primarily as a result of the sale of our distribution centre in Montreal, Quebec during the second quarter, and an amount of $1.9 million for an insurance claim relating to a fire that destroyed one of our sewing facilities located at San Marcos, Nicaragua in fiscal 2006.

Inventories of $242.6 million were up $41.9 million, or 20.9% from October 1, 2006 and by $56.0 million, or 30.0% compared to the second quarter of fiscal 2006. The increase in inventories from October 1, 2006 reflected the seasonal rebuilding of inventories, in line with our requirements to support our projected sales. The year-over-year inventory increase primarily reflected the inclusion of sock inventory following our acquisition of Kentucky Derby, and the increase in activewear sales over the prior year.

GILDAN QUARTERLY REPORT – Q2 2007 p.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

Property, plant and equipment, which are net of accumulated depreciation and asset impairment losses, amounted to $348.8 million at the end of the second quarter of fiscal 2007, up $46.1 million from October 1, 2006. This increase was primarily due to net capital expenditures of $75.5 million, mainly for the capacity expansion projects in Honduras and the Dominican Republic as well as for our new U.S. retail distribution centre, partially offset by depreciation and a reclassification of property, plant and equipment to assets held for sale. In the second quarter of fiscal 2007, we sold distribution centres in Montreal and North Carolina and a manufacturing facility in Virginia for $5.3 million. As at April 2, 2006, assets held for sale of $5.0 million related to the closure of two Canadian yarn-spinning operations during fiscal 2005. These assets were sold during the third quarter of fiscal 2006.

Total assets were $795.6 million at April 1, 2007, compared to $723.3 million at October 1, 2006 and $643.8 million at the end of the second quarter of fiscal 2006. Working capital was $291.7 million at the end of the second quarter of fiscal 2007 compared to $261.0 million at October 1, 2006, and $243.3 million at April 2, 2006.

Liquidity and Capital Resources

Cash Flows

Cash flows from operating activities in the second quarter of fiscal 2007 were $0.3 million, compared to cash outflows from operating activities of $18.0 million in the previous year. The increase in cash flows from operating activities was mainly due to a lower seasonal increase in accounts receivable compared to the second quarter of fiscal 2006. For the first six months of fiscal 2007, cash flows from operating activities were $39.8 million compared to cash flows from operating activities of $14.0 million in the same period last year mainly as a result of a higher seasonal decrease in accounts receivable and a lower seasonal increase in inventories compared to the same period last year.

Cash flows used in investing activities were $43.6 million in the second quarter and $74.5 million for the six months ended April 1, 2007, compared to $24.0 million and $36.5 million in the respective periods of fiscal 2006, mainly due to higher net capital expenditures. The higher capital spending was primarily related to our major textile and sock manufacturing expansion projects in Honduras, as well as for our new U.S. retail distribution centre and the expansion of our sewing capacity.

Cash flows from financing activities were $42.4 million in the second quarter and $41.1 million for the first six months of fiscal 2007 funded primarily by a $43.0 million drawdown on our credit facility.

We ended the second quarter of fiscal 2007 with cash and cash equivalents of $35.5 million compared to $48.1 million at the end of the second quarter last year and $29.0 million at October 1, 2006. Total indebtedness at April 1, 2007 amounted to $77.7 million compared to $37.3 million at October 1, 2006 and $50.6 million at April 2, 2006. The $27.1 million year-over-year increase in total indebtedness was mainly due to the increase in long-term debt from the use of our credit facility, partially offset by the third scheduled principal repayment of $17.5 million on our Senior Notes, which was made on June 10, 2006. Net indebtedness, defined as total indebtedness net of cash and cash equivalents, at the end of the second quarter of fiscal 2007 was $42.2 million. The Company had net indebtedness at April 1, 2007 due substantially to higher capital expenditures for the first half of the fiscal year and working capital requirements to support the seasonal build-up of our inventories.

Liquidity and Capital Resources

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and scheduled payments of principal and interest on our Senior Notes.

GILDAN QUARTERLY REPORT – Q2 2007 p.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. Our need for working capital typically grows throughout the first two quarters as inventories are built up for the peak T-shirt selling period in the second half of the fiscal year.

Anticipated sales growth in 2007 is expected to result in increased working capital requirements, mainly to finance trade accounts receivable and inventory. In addition, in order to be able to support our opportunities for continuing sales growth, we are accelerating the installation of equipment and the ramp-up of our two major capacity expansion projects in Honduras. We are increasing our planned fiscal 2007 capital expenditures to $170 million compared with our most recent projection of approximately $145 million, primarily due to two new major cost reduction projects, which will primarily be undertaken during fiscal 2008. The total combined capital investment required for the two projects amounts to approximately $60 million, to be spent over the next 18 to 24 months. The projects are expected to result in annual savings in energy and chemical costs totalling approximately $15 million once completed.

At the end of the second quarter of fiscal 2007, $43.0 million was drawn on our credit facility due to the acceleration of our capacity expansion plans and seasonal working capital requirements. There were no amounts drawn under this facility at October 1, 2006 and April 2, 2006. We believe our cash flow from operating activities together with our credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2007 to fund our anticipated working capital requirements, capital expenditures and the May 2007 final principal repayment on our Senior Notes. Furthermore, we continue to have significant unused debt financing capacity and financing flexibility to invest in capital expenditures for further capacity expansion and cost reduction initiatives in excess of our current plans, as well as to pursue other potential acquisition opportunities.

In order to maximize flexibility to finance our ongoing growth and expansion and to be able to take advantage of additional new opportunities, we do not currently pay a dividend. Periodically, the merits of introducing a dividend are re-evaluated by our Board of Directors.

Off-Balance Sheet Arrangements

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 12. As disclosed in Note 9 to our Interim Consolidated Financial Statements, we have issued corporate guarantees and standby letters of credit arising from various servicing agreements amounting to $31.6 million at April 1, 2007.

Derivative Financial Instruments

From time to time, we use forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar).

A forward foreign exchange contract represents an obligation to buy or sell foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. We reduce this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions. Our exposure to foreign currency fluctuations is described in more detail in the "Risks and Uncertainties" section of the 2006 Annual MD&A.

We do not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

All outstanding forward foreign exchange contracts are reported on a mark-to-market basis and the gains or losses are included in earnings, because we elected not to follow hedge accounting for these derivatives. The mark-to-market adjustments relating to the contracts were not significant in either 2007 and 2006. See "Changes in Accounting Policies" on page 14.

GILDAN QUARTERLY REPORT – Q2 2007 p.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes our commitments to buy and sell foreign currencies as at April 1, 2007 and April 2, 2006:

(in thousands)		Notional			Notional U.S.
		amount	Exchange rate	Maturity	equivalent
2007
Buy contracts:
Foreign exchange contracts		€5,777	1.2171 to 1.3365	April to September 2007	$7,411
	CA$	43,811	0.8482 to 0.8794	April to September 2007	37,711
Sell contracts:
Foreign exchange contracts		€12,495	1.3023 to 1.3495	April 2007 to September 2008	$16,660
		£12,291	1.9100 to 1.9793	April 2007 to September 2008	24,053
2006
Buy contracts:
Foreign exchange contracts	CA$	40,967	0.7997 to 0.8642	April to September 2006	$34,596
		€11,147	1.1991 to 1.2208	July 2006 to June 2007	13,480
Sell contracts:
Foreign exchange contracts		€5,600	1.2097 to 1.3525	April to September 2006	$7,355
		£2,850	1.7379 to 1.8783	April to September 2006	5,306

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations for the following items as at April 1, 2007:

Payments due by period
(in $ millions)	Total	1 year	years	years	5 years
Long-term debt	74.2	19.2	49.3	4.2	1.5
Fixed interest payments	0.4	0.4	-	-	-
Operating leases	31.2	3.7	10.7	7.5	9.3
Purchase obligations	152.0	127.7	24.3	-	-
Other obligations	85.8	65.7	20.1	-	-
Total Contractual Obligations	343.6	216.7	104.4	11.7	10.8

We expect that cash flows from operations, together with our cash balances and bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2007.

Contingent Liability

In November 2002, one of our Mexican subsidiaries (Gildan Mexico) received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million. The substance of the assessment was that the Mexican tax authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgment in its favour. Notwithstanding the judgment, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount to approximately $7.1 million, primarily comprised of interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. We have received legal opinions that the tax assessment is without merit under Mexican law governing re-export from maquiladora operations. Additionally, Gildan Mexico, a maquiladora operation, has provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada.

In April 2007, a new law, which was approved by the Mexican Congress in December 2006, was adopted by Hacienda (the Mexican tax authorities). The provisions of this law allow Gildan Mexico to apply for the forgiveness of all of the interest and penalties and a substantial amount of the principal related to this tax assessment. In May 2007, Gildan Mexico will file an application requesting that the provisions of the new law be applied to its outstanding tax assessment. The Company expects to receive notification in the fourth quarter regarding the applicability of the new law to Gildan's tax assessment. Based on the Company's legal advice on this matter, the Company anticipates that its liability will be restricted to approximately $0.4 million, and has recorded a charge for this amount, which has been reflected in selling, general and administrative expenses in the second quarter of fiscal 2007. Management believes that no other provision is required in the accounts for this matter.

GILDAN QUARTERLY REPORT – Q2 2007 p.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As of April 30, 2007, there were 60,174,423 common shares issued and outstanding along with 460,558 stock options and 503,500 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

Stock split

On May 2, 2007, the Board of Directors of the Company approved a two-for-one stock split, to be effected in the form of a stock dividend. The stock split is applicable to all shareholders of record on May 18, 2007. On or about May 25, 2007, the Company's registrar and transfer agent will mail new certificates for the additional shares to all registered Gildan shareholders as at May 18, 2007. The Company's shares are expected to commence trading on a post-split basis on May 16, 2007, on the TSX and on May 28, 2007, on the NYSE, in accordance with the respective requirements of these exchanges. All earnings per share and share data in this Interim MD&A are stated prior to the stock split.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to our 2006 audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgements are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

Management believes that the following accounting estimates are most significant to assist in understanding and evaluating our financial results:

  Sales promotional programs;

  Trade accounts receivable;

  Property, plant and equipment;

  Cotton and yarn procurements; and

  Income taxes.

For a more detailed discussion of these estimates, readers should review the "Critical Accounting Estimates" section of the 2006 Annual MD&A, which is hereby incorporated by reference.

GILDAN QUARTERLY REPORT – Q2 2007 p.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in Accounting Policies

Effective with the commencement of our 2007 fiscal year, we have adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which will be measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As a result of the adoption of these standards, we have classified our cash equivalents as available for sale. We have also classified our accounts receivable as loans and receivables, and our accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these new standards also resulted in the reclassification of an amount of $26.3 million previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income" on the consolidated balance sheets. As at October 1, 2006 and April 1, 2007, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings, because we elected not to follow hedge accounting for these derivatives.

The adoption of these standards had no impact on the consolidated statement of earnings.

GILDAN QUARTERLY REPORT – Q2 2007 p.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation and Definition of Non-GAAP Measures

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the after-tax impact of restructuring and other charges, as discussed on page 8, management uses adjusted net earnings and adjusted diluted earnings per share, which is calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)			Q2 2007			YTD 2007
	Reported		Adjusted	Reported		Adjusted
Sales	232.1		232.1	418.0		418.0
Cost of sales	153.4		153.4	285.4		285.4
Gross profit	78.7	-	78.7	132.6	-	132.6
Selling, general and administrative expenses	28.5		28.5	54.7		54.7
Restructuring and other charges (1)	16.4	(16.4)	-	17.7	(17.7)	-
	33.8	16.4	50.2	60.2	17.7	77.9
Depreciation and amortization	9.5		9.5	18.2		18.2
Interest, net	1.1		1.1	2.0		2.0
Non-controlling interest in income of consolidated joint venture	0.1		0.1	0.1		0.1
Earnings before income taxes	23.1	16.4	39.5	39.9	17.7	57.6
Income taxes	2.0		2.0	3.1		3.1
Net earnings	21.1	16.4	37.5	36.8	17.7	54.5
Basic EPS	0.35	0.27	0.62	0.61	0.29	0.90
Diluted EPS	0.35	0.27	0.62	0.61	0.29	0.90

(in $ millions, except per share amounts)			Q2 2006			YTD 2006
	Reported		Adjusted	Reported		Adjusted
Sales	183.8		183.8	304.1		304.1
Cost of sales	122.4		122.4	199.8		199.8
Gross profit	61.4	-	61.4	104.3	-	104.3
Selling, general and
administrative expenses	20.7		20.7	38.8		38.8
	40.7	-	40.7	65.5	-	65.5
Depreciation and amortization	7.7		7.7	15.1		15.1
Interest, net	0.7		0.7	1.3		1.3
Non-controlling interest in income
of consolidated joint venture	0.2		0.2	-		-
Earnings before income taxes	32.1	-	32.1	49.1	-	49.1
Income taxes	1.1		1.1	1.9		1.9
Net earnings	31.0	-	31.0	47.2	-	47.2
Basic EPS	0.52	-	0.52	0.79	-	0.79
Diluted EPS	0.51	-	0.51	0.78	-	0.78

Certain minor rounding variances exist between the financial statements and this summary
(1) Adjustment to remove restructuring and other charges. See page 8.

GILDAN QUARTERLY REPORT – Q2 2007 p.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA

EBITDA is calculated as earnings before interest, taxes, depreciation and amortization, and non-controlling interest in income of the consolidated joint venture, and excludes the impact of restructuring and other charges. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q2 2007	Q2 2006	YTD 2007	YTD 2006
Net earnings	21.1	31.0	36.8	47.2
Restructuring and other charges (1)	16.4	-	17.7	-
Depreciation and amortization	9.5	7.7	18.2	15.1
Interest, net	1.1	0.7	2.0	1.3
Income taxes	2.0	1.1	3.1	1.9
Non-controlling interest in income of consolidated joint venture	0.1	0.2	0.1	-
EBITDA	50.2	40.7	77.9	65.5

Certain minor rounding variances exist between the financial statements and this summary.
(1) See page 8.

Total Indebtedness and Net Indebtedness

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Q2 2007	Q4 2006	Q2 2006
Bank indebtedness	(3.5)	(3.5)	(4.0)
Current portion of long-term debt	(21.5)	(21.8)	(19.7)
Long-term debt	(52.7)	(12.0)	(26.9)
Total indebtedness	(77.7)	(37.3)	(50.6)

Cash and cash equivalents	35.5	29.0	48.1
Net indebtedness	(42.2)	(8.3)	(2.5)

Certain minor rounding variances exist between the financial statements and this summary.

Risks and Uncertainties

The Company is subject to a variety of business risks. The risks listed below are risks that could materially affect our business, financial condition and results of operations, but are not necessarily the only ones facing the Company. Additional risks that are not currently known to us or that we currently deem immaterial could also materially and adversely affect our business. The most significant risks we face are as follows:

  Our ability to implement our strategies and plans;
  Our industry is competitive;
  Our industry is subject to pricing pressures;
  Our success depends on our ability to anticipate evolving consumer preferences and trends;
  Our operations are subject to environmental regulation;

GILDAN QUARTERLY REPORT – Q2 2007 p.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

  We rely on a relatively small number of significant customers;

  Our customers do not commit to purchase minimum quantities;

  We are exposed to concentrations of credit risk;

  Our business is affected by changes in international trade legislation;

  We currently pay income tax at a comparatively low effective rate, which could change in the future;

  The price of the raw materials we buy is prone to significant fluctuations and volatility;

  Our operations are subject to political, social and economic risks;

  Our industry is subject to fluctuations in sales demand;

  Our business operations significantly rely on our information systems;

  We are subject to foreign currency risk;

  Our operations could be affected by changes in our relationships with our employees or changes to domestic and foreign employment regulations;

  We may suffer negative publicity if we, or our third-party contractors, violate labour laws or engage in practices that are viewed as unethical; and

  We depend on key management

For a more detailed discussion of these potential business risks, readers should review the "Risks and Uncertainties" section of the 2006 Annual MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which are hereby incorporated by reference.

Forward-Looking Statements

Certain statements included in this MD&A may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the 2006 Annual MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document. The forward-looking information in this MD&A describes our expectations as at May 2, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  changes in customer demand for our products and our ability to maintain customer relationships and grow our business;

  the seasonality of our business;

GILDAN QUARTERLY REPORT – Q2 2007 p.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

  our ability to attract and retain key personnel;

  changes in accounting policies and estimates; and

  disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events.

This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and nonrecurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

May 2, 2007

GILDAN QUARTERLY REPORT – Q2 2007 p.18

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 1, 2007	October 1, 2006	April 2, 2006
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$35,481	$29,007	$48,129
Accounts receivable	139,754	165,870	103,376
Inventories	242,589	200,653	186,591
Prepaid expenses and deposits	7,074	5,757	3,889
Future income taxes	5,038	5,298	10,580
	429,936	406,585	352,565

Property, plant and equipment	348,809	302,677	282,086
Intangible assets	9,191	9,513	-
Assets held for sale	2,895	-	5,027
Other assets	4,724	4,501	4,135

Total assets	$795,555	$723,276	$643,813

Current liabilities:
Bank indebtedness (note 4)	$3,500	$3,500	$3,980
Accounts payable and accrued liabilities	113,086	117,984	83,413
Income taxes payable	237	2,269	2,209
Current portion of long-term debt (note 5)	21,449	21,820	19,712
	138,272	145,573	109,314

Long-term debt (note 5)	52,730	12,041	26,854
Future income taxes	29,908	29,443	32,461
Non-controlling interest in consolidated joint venture	5,776	5,654	5,442

Shareholders' equity:
Share capital (note 6)	87,353	86,584	85,624
Contributed surplus (note 6)	3,143	2,365	2,121
Retained earnings	452,125	415,368	355,749
Accumulated other comprehensive income	26,248	26,248	26,248
	568,869	530,565	469,742

Contingent liabilities (note 8)
Subsequent event (note 15)

Total liabilities and shareholders' equity	$795,555	$723,276	$643,813

See accompanying notes to interim consolidated financial statements.

GILDAN QUARTERLY REPORT - Q2 2007 p.19

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	April 1, 2007	April 2, 2006	April 1, 2007	April 2, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$232,134	$183,783	$417,963	$304,093
Cost of sales	153,386	122,375	285,337	199,790

Gross profit	78,748	61,408	132,626	104,303

Selling, general and administrative expenses	28,540	20,706	54,650	38,769
Restructuring and other charges (note 10)	16,359	-	17,750	-

Earnings before undernoted items	33,849	40,702	60,226	65,534

Depreciation and amortization	9,475	7,712	18,249	15,142
Interest, net	1,077	703	2,048	1,269
Non-controlling interest in income of consolidated joint venture	186	156	122	48

Earnings before income taxes	23,111	32,131	39,807	49,075

Income taxes	1,965	1,116	3,050	1,865

Net earnings	$21,146	$31,015	$36,757	$47,210

Basic EPS (note 11)	$0.35	$0.52	$0.61	$0.79

Diluted EPS (note 11)	$0.35	$0.51	$0.61	$0.78

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)
	Three months ended		Six months ended
	April 1, 2007	April 2, 2006	April 1, 2007	April 2, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$430,979	$324,734	$415,368	$308,539
Net earnings	21,146	31,015	36,757	47,210

Retained earnings, end of the period	$452,125	$355,749	$452,125	$355,749

See accompanying notes to interim consolidated financial statements.

GILDAN QUARTERLY REPORT - Q2 2007 p.20

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	April 1, 2007	April 2, 2006	April 1, 2007	April 2, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$21,146	$31,015	$36,757	$47,210
Adjustments for:
Depreciation and amortization	10,477	7,712	20,375	15,142
Impairment loss and writedown of property, plant and equipment	3,560	-	3,560	-
(Gain) loss on disposal of assets held for sale and property, plant and equipment	(2,096)	302	(1,738)	342
Stock-based compensation costs	310	248	778	525
Future income taxes	1,235	191	1,479	418
Non-controlling interest	186	156	122	48
Unrealized foreign exchange (gain) loss	(130)	(136)	(1,588)	119
	34,688	39,488	59,745	63,804
Changes in non-cash working capital balances:
Accounts receivable	(37,971)	(51,573)	29,446	5,256
Inventories	(9,075)	(7,747)	(41,936)	(51,730)
Prepaid expenses and deposits	(397)	(624)	(1,317)	505
Accounts payable and accrued liabilities	14,209	2,485	(4,235)	(3,792)
Income taxes payable	(1,169)	(73)	(1,945)	(15)
	285	(18,044)	39,758	14,028

Cash flows from (used in) financing activities:
Increase in revolving term credit facility	43,000	-	43,000	-
Net decrease in long-term debt	(974)	(673)	(2,682)	(581)
Proceeds from the issuance of shares	400	587	769	1,447
	42,426	(86)	41,087	866

Cash flows used in investing activities:
Purchase of property, plant and equipment	(45,109)	(23,849)	(75,451)	(36,223)
Proceeds from assets held for sale	1,995	-	1,995	-
Increase in other assets	(487)	(144)	(1,008)	(251)
	(43,601)	(23,993)	(74,464)	(36,474)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	42	(44)	93	(93)

Net (decrease) increase in cash and cash equivalents during the period	(848)	(42,167)	6,474	(21,673)

Cash and cash equivalents, beginning of period	36,329	90,296	29,007	69,802

Cash and cash equivalents, end of period	$35,481	$48,129	$35,481	$48,129

Supplemental disclosure of cash flow information (note 12 (b))
See accompanying notes to interim consolidated financial statements.

GILDAN QUARTERLY REPORT - Q2 2007 p.21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended April 1, 2007)
(Tabular amounts in thousands or thousands of U.S. dollars, except per share data or unless otherwise noted)
(unaudited)

1. Basis of presentation: of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the second fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

Certain comparative figures have been reclassified in order to conform with the current period's presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in note 2 of its audited consolidated financial statements in the Company's annual report for the year ended October 1, 2006, except as described in note 3 below.

3. Change in accounting policy:

Effective with the commencement of its 2007 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments—Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held–to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which will be measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

GILDAN QUARTERLY REPORT – Q2 2007 p. 22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. Change in accounting policy (Continued):

As a result of the adoption of these standards, the Company has classified its cash equivalents as available for sale. The Company has also classified its accounts receivable as loans and receivables, and its accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these new standards also resulted in the reclassification of an amount of $26.3 million previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income" on the consolidated balance sheets. As at October 1, 2006 and April 1, 2007, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings, because the Company elected not to follow hedge accounting for these derivatives. The adoption of these standards had no impact on the consolidated statement of earnings.

4. Bank indebtedness:

The Company's joint venture, CanAm, has a revolving line of credit in the amount of $4.0 million. As at April 1, 2007 and October 1, 2006, the joint venture had utilized $3.5 million of its line of credit. As at April 2, 2006 the joint venture had utilized $4.0 million. The borrowings are due on demand and bear interest at 30-day LIBOR plus 2.25%. The line of credit is secured by a first ranking security interest on the assets of the joint venture.

5. Long-term debt :

	April 1, 2007	October 1, 2006	April 2, 2006
		(audited)
Senior notes (a)	$17,500	$17,500	$35,000
Revolving term credit facility (b)	43,000	-	-
Other	13,679	16,361	11,566
	$74,179	$33,861	$46,566
Current portion of long term-debt	21,449	21,820	19,712
Total long-term debt	$52,730	$12,041	$26,854

(a)   The notes bear interest at 9.51% on $13.8 million and 9.88% on $3.7 million, and are secured by tangible and intangible property of the Company. The notes mature in May 2007.

(b)   The Company has a revolving term credit facility for a maximum of $200 million which matures in July 2009. The facility is secured by a first ranking moveable hypothec and security interest on the majority of the Company's accounts receivable, inventories, intangible assets, equipment and tangible moveable assets. As at April 1, 2007, $43.0 million was drawn on this facility. There were no amounts drawn under this facility at October 1, 2006 or April 2, 2006.

6. Share capital and contributed surplus:

	April 1, 2007		October 1, 2006		April 2, 2006
			(audited)
	Shares	Book value	Shares	Book value	Shares	Book value
Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Common shares
Issued and outstanding:
Common shares:
Total outstanding, beginning of year	60,114	$86,584	59,955	$84,177	59,955	$84,177
Shares issued pursuant to business acquisition	-	-	10	460	-	-
Shares issued under employee share purchase plan	5	228	8	360	3	119
Shares issued pursuant to exercise of stock options	55	541	141	1,587	115	1,328
Total outstanding, end of period	60,174	$87,353	60,114	$86,584	60,073	$85,624

Changes in contributed surplus were as follows:
Balance, October 1, 2006						$2,365
Stock-based compensation related to stock options and Treasury RSUs						778
Balance, April 1, 2007						$3,143

GILDAN QUARTERLY REPORT – Q2 2007 p. 23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7. Stock-based compensation:

The Company's Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("Non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)
Options outstanding, October 1, 2006	428	$12.70
Granted	90	54.56
Exercised	(55)	11.27
Forfeited	(2)	54.34
Options outstanding, April 1, 2007	461	$20.88

As at April 1, 2007, 372,478 of the outstanding options were exercisable at the weighted average price of CA$12.91. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the first six months ended April 1, 2007 was CA$16.91. No options were granted during fiscal 2006.

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit
		(in Canadian dollars)
Treasury RSUs outstanding, October 1, 2006	417	$29.62
Granted	87	59.21
Treasury RSUs outstanding, April 1, 2007	504	$34.73

As of April 1, 2007, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense recorded for the three-month periods ended April 1, 2007 and April 2, 2006, respectively, was $0.3 million and $0.4 million, in respect of the Treasury RSUs and stock options. The compensation expense recorded for the six-month periods ended April 1, 2007 and April 2, 2006, respectively, was $0.8 million and $0.7 million, in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding Non-Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit
		(in Canadian dollars)
Non-Treasury RSUs outstanding, October 1, 2006	-	$-
Granted	35	68.00
Forfeited	(1)	68.00
Non-Treasury RSUs outstanding, April 1, 2007	34	$68.00

Non-Treasury RSUs have the same features as Treasury RSUs except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As of April 1, 2007, none of the awarded and outstanding Non-Treasury RSUs were vested.

The compensation expense recorded in respect of the Non-Treasury RSUs for the three-month period and six-month period ended April 1, 2007 was $0.2 million and $0.3 million, respectively. No Non-Treasury RSUs were issued in fiscal 2006.

GILDAN QUARTERLY REPORT – Q2 2007 p. 24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7. Stock-based compensation (Continued):

Effective the commencement of its 2004 fiscal year, the Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury RSUs, compensation cost is measured at the fair value at the date of grant and is expensed over the award's vesting period. For Non-Treasury RSUs, the compensation cost is ultimately measured based on the market price of the Company's shares at the vesting date and is recognized by amortizing the cost over the vesting period. The offsetting liability is marked-to-market until the vesting date with any changes in the market value of the Company's shares resulting in a change in the measure of compensation cost for these awards until vested, which is recorded in the periods in which these changes occur.

8. Contingent liabilities:

In November 2002, one of the Company's Mexican subsidiaries ("Gildan Mexico") received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million. The substance of the assessment was that the Mexican tax authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgment in its favour. Notwithstanding the judgment, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount to approximately $7.1 million, primarily comprised of interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. The Company has received legal opinions that the tax assessment is without merit under Mexican law governing re-export from maquiladora operations. Additionally, Gildan Mexico, a maquiladora operation, has provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada.

In April 2007, a new law which was approved by the Mexican Congress in December 2006, was adopted by Hacienda (the Mexican tax authorities). The provisions of this law allow Gildan Mexico to apply for the forgiveness of all of the interest and penalties and a substantial amount of the principal related to this tax assessment. In May 2007, Gildan Mexico will file an application requesting that the provisions of the new law be applied to its outstanding tax assessment. The Company expects to receive notification in the fourth quarter regarding the applicability of the new law to Gildan's tax assessment. Based on the Company's legal advice on this matter, the Company anticipates that its liability will be restricted to approximately $0.4 million, and has recorded a charge for this amount, which has been reflected in selling, general and administrative expenses in the second quarter of fiscal 2007. Management believes that no other provision is required in the accounts for this matter.

9. Guarantees:

As at April 1, 2007, significant guarantees that have been provided to third parties are the following:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at April 1, 2007, the maximum potential liability under these guarantees was $37.0 million, of which $5.4 million was for surety bonds and $31.6 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates during 2007, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2012.

As at April 1, 2007, the Company has recorded no performance liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

GILDAN QUARTERLY REPORT – Q2 2007 p. 25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Restructuring and other charges:

The following table summarizes the components of restructuring and other charges:

	Three months ended		Six months ended
	April 1, 2007	April 2, 2006	April 1, 2007	April 2, 2006
Accelerated depreciation (a)	$1,002	-	$2,126	-
Gain on disposal of long-lived assets (b)	(1,778)	-	(1,778)	-
Asset impairment loss (c)	3,560	-	3,560	-
Severance (c)	11,858	-	12,062	-
Other (d)	1,717	-	1,780	-
	$16,359	-	$17,750	-

(a)   In September 2006, the Company announced a restructuring of its Canadian manufacturing operations, involving the closure of its textile manufacturing facility in Valleyfield, Quebec and the downsizing of its Montreal, Quebec knitting facility, to take effect in December 2006. In the fourth quarter of fiscal 2006, the Company recorded severance charges of $2.1 million and other exit costs of $1.6 million relating to this restructuring. In addition, during the fourth quarter of fiscal 2006, the Company recorded an impairment loss of $15.1 million on all Canadian textile and related manufacturing assets, and reduced its estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $1.0 million in the second quarter of fiscal 2007 and $2.1 million for the first six months of fiscal 2007, has been classified as accelerated depreciation and included in restructuring and other charges. An additional $1.2 million of accelerated depreciation will be recorded in the second half of fiscal 2007.

(b)   During the fourth quarter of fiscal 2006 the Company announced the relocation and consolidation of its U.S. retail distribution centres, which was substantially completed by the end of the second quarter of fiscal 2007, and the closure of its Canadian distribution centre in Montreal, effective October 2006. The Company also announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia. During the second quarter of fiscal 2007, the Company sold some of the assets related to these facilities and recorded a gain of $1.8 million.

(c)   On March 27, 2007, the Company announced plans to close its two remaining textile facilities in Montreal, Canada, as well as its cutting facility in Bombay, N.Y., in the fourth quarter of fiscal 2007. In addition, the Company closed two sewing facilities in Mexico, which had been supplied with fabric from Gildan's Canadian textile operations. In the second quarter of fiscal 2007, the Company recorded severance costs of $11.9 million primarily relating to these plant closures. The Company expects to recognize additional severance of $4.0 million during the balance of fiscal 2007. Concurrent with the restructuring of the Canadian textile operations, the Company also announced plans to relocate its corporate office, which is currently located in the same building as its Montreal knitting facility, into leased premises in the Montreal area. In the second quarter of fiscal 2007, the Company recorded a $3.6 million asset impairment loss relating to its corporate head office facility.

(d)   Other costs of $1.7 million relate to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. The Company expects to incur additional exit costs relating to these closures of approximately $2.1 million, which will be accounted for as incurred during the balance of fiscal 2007.

Accounts payable and accrued liabilities include amounts relating to severance costs, as follows:

Balance in accounts payable and accrued liabilities at October 1, 2006	$3,641
2007 severance costs	12,062
Less:
Cash payments	(2,495)
Balance in accounts payable and accrued liabilities at April 1, 2007	$13,208

GILDAN QUARTERLY REPORT – Q2 2007 p. 26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Restructuring and other charges (Continued) :

Accounts payable and accrued liabilities also includes management's best estimate of the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. The employment contract includes variable components related to the Company's financial and operating performance to fiscal 2009. Most of the payments under this contract are payable in Canadian dollars. Adjustments relating to the variable components of the Company's obligations under this contract are included in restructuring and other charges. Movements in the accrual from the end of fiscal 2006 were as follows:

Balance in accounts payable and accrued liabilities at October 1, 2006	$3,288
Adjustments related to variable components of contractual obligations	-
Foreign exchange adjustment	(135)
Less:
Cash payments	(843)
Balance in accounts payable and accrued liabilities at April 1, 2007	$2,310

11. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 1,	April 2,	April 1,	April 2,
	2007	2006	2007	2006
Basic earnings per share:
Basic weighted average number of common shares outstanding	60,160	60,054	60,149	60,012
Basic earnings per share	$0.35	$0.52	$0.61	$0.79
Diluted earnings per share:
Basic weighted average number of common shares outstanding	60,160	60,054	60,149	60,012
Plus impact of stock options and Treasury RSUs	604	593	595	591
Diluted weighted average number of common shares
outstanding	60,764	60,647	60,744	60,603
Diluted earnings per share	$0.35	$0.51	$0.61	$0.78

12. Other information:
	Three months ended		Six months ended
	April 1,	April 2,	April 1,	April 2,
	2007	2006	2007	2006

(a) The following items were included in the determination of the Company's net earnings:
Depreciation of property, plant and equipment
(excluding restructuring and other charges)	$8,803	$7,426	$17,179	$14,613
Interest expense on long-term debt	1,132	1,089	2,185	2,120
Interest expense on short-term indebtedness and other	86	68	178	132
Foreign exchange gain	547	120	2,392	29
Amortization expense of deferred start-up costs and other	511	286	748	529
Amortization expense of intangible assets	161	-	322	-
Investment income	141	409	315	919

(b) Supplemental cash flow disclosure:
Cash paid during the period for:
Interest	$1,062	$1,100	$2,223	$2,160
Income taxes	1,845	935	3,316	1,271

GILDAN QUARTERLY REPORT – Q2 2007 p. 27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. Other information (Continued):

	April 1, 2007	October 1, 2006	April 2, 2006
(b) Supplemental cash flow disclosure (continued):		(audited)
Non-cash transactions:
Additions to property, plant and equipment included in
accounts payable and accrued liabilities	$3,002	$2,979	$943
Proceeds on disposition of long-lived assets in
accounts receivable	3,325	-	-
Issuance of shares on acquisition of Kentucky Derby	-	460	-
Cash and cash equivalents consist of:
Cash balances with banks	$35,481	$27,810	$32,329
Short-term investments	-	1,197	15,800
	$35,481	$29,007	$48,129

13. Financial instruments:

The following table summarizes the Company's commitments to buy and sell foreign currencies as at April 1, 2007 and April 2, 2006:

		Notional			Notional U.S.
		amount	Exchange rate	Maturity	equivalent
2007:
Buy contracts:
Foreign exchange contracts		€5,777	1.2171 to 1.3365	April to September 2007	$7,411
	CA$	43,811	0.8482 to 0.8794	April to September 2007	37,711
Sell contracts:
Foreign exchange contracts		€12,495	1.3023 to 1.3495	April 2007 to September 2008	$16,660
		£12,291	1.9100 to 1.9793	April 2007 to September 2008	24,053

2006:
Buy contracts:
Foreign exchange contracts	CA$	40,967	0.7997 to 0.8642	April to September 2006	$34,596
		€11,147	1.1991 to 1.2208	July 2006 to June 2007	13,480
Sell contracts:
Foreign exchange contracts		€5,600	1.2097 to 1.3525	April to September 2006	$7,355
		£2,850	1.7379 to 1.8783	April to September 2006	5,306

All outstanding forward foreign exchange contracts are reported on a mark-to-market basis and the gain or losses are included in earnings, because the Company elected not to follow hedge accounting for these derivatives. The mark-to-market adjustments relating to the contracts were not significant in either 2007 or 2006.

14. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

The Company has one customer accounting for greater than 10% of total sales. For the three-month periods ended April 1, 2007 and April 2, 2006, this customer accounted for 24.9% and 27.8% of total sales, respectively. For the six-month periods ended April 1, 2007 and April 2, 2006, this customer accounted for 22.3% and 29.9% of total sales, respectively.

GILDAN QUARTERLY REPORT – Q2 2007 p. 28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. Segmented information (Continued):

	Three months ended		Six months ended
	April 1, 2007	April 2, 2006	April 1, 2007	April 2, 2006
Sales were derived from customers located in the following geographic areas:
United States	$203,413	$160,498	$372,477	$267,150
Canada	14,600	14,160	22,565	21,626
Europe and other	14,121	9,125	22,921	15,317
	$232,134	$183,783	$417,963	$304,093

Sales by major product group:
Activewear and underwear	$199,287	$183,783	$342,559	$304,093
Socks	32,847	-	75,404	-
	$232,134	$183,783	$417,963	$304,093

	April 1, 2007	October 1, 2006	April 2, 2006
Property, plant and equipment by geographic areas are as follows:		(audited)
Caribbean Basin and Central America	$254,749	$200,170	$166,854
United States	70,507	68,591	66,012
Canada	21,358	31,407	45,022
Mexico	2,195	2,509	4,198
	$348,809	$302,677	$282,086

15. Subsequent event:

On May 2, 2007, the Board of Directors of the Company approved a two-for-one stock split, to be effected in the form of a stock dividend. The stock split is applicable to all shareholders of record on May 18, 2007. On or about May 25, 2007, the Company's registrar and transfer agent will mail new certificates for the additional shares to all registered Gildan shareholders as at May 18, 2007. The Company's shares are expected to commence trading on a post-split basis on May 16, 2007, on the TSX and on May 28, 2007, on the NYSE, in accordance with the respective requirements of these exchanges. All earnings per share and share data in these interim consolidated financial statements and notes are stated prior to the stock split.

GILDAN QUARTERLY REPORT – Q2 2007 p. 29